WWA Group, Inc.

700 Lavaca Street, Suite 1400

Austin, texas 78701

January 25, 2012

Yolanda Guobadia

Staff Accountant

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:

WWA Group, Inc.

Amendment No.1 on Form 10-K for the Fiscal Year Ended December 31, 2010

Filed November 14, 2011

Form 8-K Filed December 28, 2011

Response dated December 23, 2011

File No. 000-26927

Dear Ms. Guobadia:

Thank you for your comments dated January 6, 2012 to our submissions on Form 10-K/A, our Response correspondence and Form 8-K for WWA Group, Inc., which documents were filed on November 14, 2011, December 23, 2011 and December 28, 2011 respectively.

We write to confirm our request for up to an additional eight business days, or until February 3, 2012, to respond to your comments and to revise the affected submissions accordingly. Our request is predicated on the additional time required by our accountants to address the comments presented.

We thank you for your consideration and respectfully ask that in the event that our extension request is not acceptable that such position is communicated to us as soon as is practicable at the following address, telephone number and fax number:

Ruairidh Campbell

Orsa & Company

700 Lavaca Street, Suite 1400

Austin, Texas 78701

Telephone: (512) 462-3327

Facsimile: (512) 462-3328

Otherwise, we intend to respond to your comments as quickly as possible within the extended time frame requested herein.

Yours faithfully,

/s/ Eric Montandon

Eric Montandon

Chief Executive Officer